2101 91St Street North Bergen, NJ 07047	Telephone: 201-868-5959 www.vitaminshoppe.com

August 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew D. Mew, Accounting Branch Chief

Re:	Vitamin Shoppe, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Definitive Proxy Statement filed on Schedule 14A

Filed April 12, 2012

File No. 1-34507

Dear Ladies and Gentlemen:

This letter is our response to the letter, dated August 2, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to Vitamin Shoppe, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and Definitive Proxy Statement filed on Schedule 14A on April 12, 2012 (the “Proxy Statement”)

For your convenience, the text of the Staff’s comment is set forth in bold followed by the Company’s response. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies, page 21

Goodwill and Other Intangible Assets, page 21

1.	We note goodwill comprised approximately 36% of your total assets as of December 31, 2011. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•	Percentage by which fair value of your reporting units exceeded their carrying values as of the date of the most recent test;

•

Description of the methods and key assumptions used and how the key assumptions were determined. For example, we note you utilize a five year financial forecast but it is not clear how you calculate the terminal value or how this calculated amount could affect the fair value of your reporting units;

•

Discussion of the degree of uncertainty associated with the key assumptions. Refer to your disclosure, “[W]e also conduct the test using a 10% decrease in our revenue projections as an additional sensitivity test to ensure the reporting unit’s fair value is greater than its carrying value even in a less favorable environment.” While this information is helpful it does not allow a reader to assess the amount by which the fair value of your reporting units exceeded their carrying values. In this regard, tell us what consideration you gave to disclosing the amount by which the fair value of your reporting units exceeded their carrying value assuming a 10% decrease in your revenue projections.

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Response 1:

The Company acknowledges the Staff’s comment and will, in future filings expand its Critical Accounting Policies discussion regarding goodwill to disclose the results of the Company’s most recent evaluation of the fair value of its reporting units (our operating segments Retail and Direct). If the Company determines that the estimated fair values substantially exceed the respective carrying values for its reporting units, the Company will disclose this determination in future filings. The Company advises the Staff as of December 31, 2011, the estimated fair values of our reporting units substantially exceeded their respective carrying values.

The Company further advises the Staff that in the event the Company determines that any of its reporting units have estimated fair values that are not substantially in excess of their respective carrying values, the Company will further expand its disclosure in future filings to include the following:

•	The percentage by which fair value of its reporting units exceeded their respective carrying values as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Selling, General and Administrative Expenses, page 25

2.	Refer to your statement, “[I]n addition, during Fiscal 2011, we recorded a $3.7 million charge for non-income based tax exposures, relating to the past five fiscal years, due to undertaking a more thorough review for such exposures during the first fiscal quarter of 2011. The charge represented our best estimate of the exposure relating to such taxes.” Please explain to us the nature of these non-income based tax exposures and what triggered the reduction during the period.

Response 2:

The non-income based charge was a cumulative adjustment related to the past five fiscal years (2006-2010) as a result of a thorough analysis in 2011 of non taxable sales where significant complexity existed regarding the taxability of certain products at the point of sale. The Company had previously categorized these products based on the interpretation of information available during the aforementioned fiscal years, and after further evaluation, determined that these products should have been classified as taxable. The analysis obtained all SKUs that were sold in certain jurisdictions relating to this categorization error during April 2006 through the first quarter of 2011. With the assistance of an outside consulting firm, the Company determined whether each SKU was taxable or non-taxable. The Company then obtained the net amount of sales for each SKU for each year and calculated the tax owed for those sales.

This was the basis for the charge recorded during first quarter of fiscal year 2011.

In evaluating the impact of the error to each fiscal year we utilized the qualitative and quantitative factors in SAB 99. We concluded the error was not expected to be material to 2011 and was not material to any of the prior years. As such, the Company recorded the entire $3.7 million in the first quarter of fiscal 2011 and disclosed the impact on 2011 and the other fiscal years within 2011’s first quarter Form 10-Q for the period ended March 26, 2011.

3.	We note from your property and equipment footnote on page 51 that depreciation and amortization expense decreased in fiscal 2011. Please explain to us and disclose what caused the decrease.

Response 3:

Depreciation and amortization expense on property and equipment, including equipment recorded under capital leases, was $19.8 million for the fiscal year ended December 31, 2011 and $20.4 million for the fiscal year ended December 25, 2010. This decrease in depreciation and amortization expense of approximately $0.6 million from fiscal year 2010 to fiscal year 2011 is primarily the result of certain computer hardware and computer software additions becoming fully depreciated in fiscal year 2010 and fiscal year 2011. These asset categories typically have a depreciable life of three years.

Consolidated Balance Sheets, page 40

4.	Please refer to the accrued expenses and other current liabilities line item on your balance sheet. Please tell us whether any single item is in excess of five percent of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Response 4:

For ease of discussion, the Company refers the Staff to Note 6. Accrued Expenses and Other Current Liabilities, on page 51, in our Form 10-K for the Fiscal Year ended December 31, 2011, and included below:

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	December 25,
	2011	2010
Accrued salaries and related expenses	$12,053	$9,573
Sales tax payable and related expenses	8,664	2,621
Other accrued expenses	20,862	12,131

	$41,579	$24,325

Single items in excess of five percent of total current liabilities, which included “Accrued salaries and related expenses” as of December 31, 2011 and December 25, 2010, and “Sales tax payable and related expenses” as of December 31, 2011 have been stated separately in accordance with the guidance in Rule 5-02.20 of Regulation S-X. The Company further advises the Staff, no single item included within the caption “Other accrued expenses” is in excess of five percent of total current liabilities as of December 31, 2011 and December 25, 2010.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 30

Review of External Data, page 33

5.	Please revise your disclosure to identify the national compensation consulting firm surveys and “other data” you use and provide greater details on how you use this information to supplement the information provided by your peer group.

Response 5:

Below please find revised disclosure relating to the identity of the national compensation consulting firm surveys and “other data” considered by the Compensation Committee. Revised disclosure will be included in future filings with the Commission. Please note that, although this language reflects the national consulting firm surveys and “other data” considered by the Compensation Committee in 2011, because the Company is actively engaged in a continuing effort to refine and improve its compensation disclosure and practices, the actual language used in future filings may not compare precisely with the language set forth below.

“Review of External Data

Each year the Compensation Committee reviews the total compensation package of each named executive officer based upon the recommendations of the Chief Executive Officer and such outside consultants as the Compensation Committee has deemed appropriate. For NEOs, data relating to the Company’s peer group is supplemented with industry data from surveys conducted by The Hay Group, a national compensation consulting firm. The Compensation Committee used data provided by Hay Group to analyze our executive compensation compared to the Hay Group proprietary retail-specific survey as well as the approved peer group. The 2011 Hay Retail Industry Survey participants include 108 retailers, provides data by job title, and controls for differences in responsibility and revenue through “point” comparisons under its proprietary job evaluation system and statistical regression analysis. The current list of Hay Retail Industry Survey participants is available at http://www.haygroup.com/Downloads/us/misc/2011_Hay_Group_Retail_TR_LOP_Layout.pdf .

Also, the Compensation Committee may consider other data including the cost of living in the geographic areas in which the Company is located, trends in executive compensation best practices, proxy data from the Company’s peer group and legal and regulatory changes to assess the compensation practices in the businesses and markets in which we compete for executive talent. In its review of the total compensation package of each named executive officer in 2011, the Compensation Committee considered the following “other data”: proxy data from the Company’s peer group, including overhang run rate data, and executive compensation trends. The Compensation Committee used this data as a benchmark reference for decisions of internal pay adjustments, to inform decisions regarding executive compensation elements and incentive mix and to provide internal compensation comparisons. The Compensation Committee also used this data as a comparison to an external benchmark to evaluate the Company’s position relative to the broader market, but did not reference particular percentiles of market or peer practices. We have determined, and continue to believe, that our compensation levels should be competitive in our market and that compensation packages should be aligned with our business goals and objectives. However, we strongly believe in engaging the best talent in critical functions, and this can entail negotiations with individual executives who have significant compensation and/or retention packages in place with other employers. In order to attract such individuals, the Compensation Committee may from time to time determine that it is in the Company’s best interest to negotiate compensation packages that deviate from the general principle of targeting a competitive compensation package, including compensating an executive for bonuses and/or other incentives that the executive may forfeit upon leaving a prior position. Similarly, the Compensation Committee may determine to provide compensation outside of the normal cycle to certain individuals to address retention issues.”

Annual Bonus, page 35

6.	In the discussion of annual bonuses, you indicate that they are awarded based on an executive’s individual objectives. Please revise your discussion to specify those individual objectives for each named executive officer. See Item 402 (b)(2)(v) of Regulation S-K.

Response 6:

The Company provides annual bonuses under its Management Incentive Program (“MIP”), as described on pages 35 through 37 of the Proxy Statement. Under the MIP, a range of cash awards may be paid. As disclosed, such amounts are based upon several factors, including individual objectives applicable to each participant, and are subject to the Compensation Committee’s discretion. As noted on page 37 of the Proxy Statement, the individual component of the bonus is customized to each individual’s position at the Company.

Under Item 402(b) of Regulation S-K and instruction 1 thereto, the purpose of the compensation discussion and analysis is to provide investors with information that is both “material” and “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Instruction 3 further indicates that the compensation discussion and analysis “should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of compensation policies and decisions.”

We respectfully submit that we have provided all of the material information necessary to an investor’s understanding of our annual bonuses and the most important factors relevant to an analysis of such bonuses. As a pre-requisite to any bonus opportunity, the Company must first achieve its threshold Adjusted EBITDA performance target. Even if an executive officer’s individual objectives are achieved, there are no bonus payments unless the Company has achieved its performance objectives. If the Company meets or exceed its performance target, then 75% of the bonus opportunity will be paid to the executive officer. We believe that a detailed disclosure of each named executive officer’s individual objectives is immaterial and unnecessary to an understanding of the Company’s compensation policies and decisions. Individual objectives are only one component upon which bonuses are awarded under the Company’s MIP. As disclosed on page 37 of the Proxy Statement, the individual component of the bonus is customized to each individual’s position and no single individual objective considered for each named executive officer is determinative in whether a named executive officer is awarded a MIP bonus. In addition, the process of determining the remaining portion of the bonus opportunity may involve the exercise of the Compensation Committee’s discretion.

Furthermore, even if the individual objectives were material to investors, the Company has a reasoned basis for concluding, after consideration of its specific facts and circumstances, that the disclosure would cause the Company competitive harm. The individual objectives are primarily qualitative, rather than quantitative, and relate to the Company’s strategic goals and objectives, including products, initiatives, and internal organization and efficiencies. These objectives often contain sensitive information that may, if disclosed to the public, cause substantial competitive harm in a variety of ways. By disclosing these objectives, the Company would be communicating aspects of its own internal business plans and expectations to its competitors. Following disclosure, the Company’s competitors may be able to determine if the Company is performing in accordance with these objectives. Competitors may also consider their strategic alternatives vis-à-vis the Company based on this information. In addition, disclosure could be interpreted as a financial projection, which the Company is not required to provide and which may cause price and volume volatility.

Long-term Incentive Compensation, page 37

7.	We note in your discussion of your long term equity grants you reference adjusted EBITDA targets. We further note that in your discussion of annual bonuses you define and disclose an adjusted EBITDA target. Please confirm that the annual bonuses adjusted EBITDA target is the same as the adjusted EBITDA targets discussed in your long-term incentive compensation discussion. If so, please revise your disclosure to indicate this and, if not, state the adjusted EBITDA targets for your long-term incentive compensation.

Response 7:

The adjusted EBITDA target referenced in the discussion of annual bonuses and long-term incentive compensation is the same target and is determined on the same basis for both annual bonus awards and long-term incentive compensation. Below please find revised disclosure relating to the adjusted EBITDA target used for annual bonuses and long-term incentive compensation. Revised disclosure will be included in future filings with the Commission. This disclosure is intended to immediately follow the long-term incentive compensation chart included on page 37 of the Proxy Statement. Please note that, although this language reflects the adjusted EBITDA targets for the Company’s 2011 awards, because the Company is actively engaged in a continuing effort to refine and improve its compensation disclosure and practices, the actual language used in future filings may not compare precisely with the language set forth below.

“The Adjusted EBITDA target for the 2011 Non-Qualified Stock Options shown in the table above is the same Adjusted EBITDA target used for determining annual bonuses, and is determined on the same basis.”

Executive Compensation, page 43

8.	We note that you have provided the value of Stock Awards and the fair value of Option Awards for your executives. Please clarify whether these equity awards are subject to performance conditions. In addition, please revise your disclosure here and in your Directors Compensation table on page 18 to indicate, if true, that the values are computed in accordance with FASB ASC Topic 718. See Items 402(c)(2)(v-vi) and 402(k)(2)(iii-iv) of Regulation S-K. If applicable, please make similar revisions to your 2011 Grants of Plan Based Awards disclosure on page 44. See Instruction 8 to Item 402(d) of Regulation S-K.

Response 8:

Below please find revised disclosure relating to the Company’s Stock Awards and Equity Awards. Revised disclosure will be included in the Company’s future filings with the Commission. Please note that, although this language describes the Company’s 2011 awards, because the Company is actively engaged in a continuing effort to refine and improve its compensation disclosure and practices, the actual language used in future filings may not compare precisely with the language set forth below.

•

The following footnote is added to (i) the “Stock Awards” column and the “Option Awards” column of the Summary Compensation Table on page 43 of the Proxy Statement, (ii) the “Fair Value of Grant” column of the Grants of Stock Based Awards table on page 45 of the Proxy Statement and (iii) the “Stock Awards” column and the “Option Awards” column of the 2011 Director Compensation Table on page 18 of the Proxy Statement:

“This amount was calculated in accordance with FASB ASC Topic 718.”

•	The following footnote is added to the “Stock Awards” column of the Summary Compensation Table on page 43 of the Proxy Statement:

“Restricted stock awards in 2011 were not performance-based, but were time-based with 50% vesting on each of the third and fourth year grant anniversary, contingent upon continued employment.”

•	The following footnote is added to the “Option Awards” column of the Summary Compensation Table on page 43 of the Proxy Statement:

“Stock option awards in 2011 consisted both of (i) performance-based awards, which vest based upon the achievement of adjusted EBITDA targets over a four-year vesting period and (ii) time-based awards, which vest 25% each year following grant, contingent upon continued employment.”

9.	We note from your summary compensation table that the compensation of Messrs. Truesdale and Archbold has increased materially and the compensation of Mr. Markee has decreased materially. Please describe the factors considered in decisions to change their compensation materially. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Response 9:

The 2011 compensation of Messrs. Truesdale and Archbold increased compared to the 2010 compensation of Messrs. Truesdale and Archbold, in each case as a result of a change in title and an increase in responsibilities. These changes are identified on page 41 of the Proxy Statement. The Company further disclosed, on page 34 of the Proxy Statement, that compensation of named executive officers is based in part on title and the level of responsibility. Specifically, on April 4, 2011, Mr. Truesdale was promoted to the Company’s Chief Executive Officer. He was previously the Company’s President and Chief Merchandising Officer. Also on April 4, 2011, Mr. Archbold was promoted to the Company’s President and Chief Operating Officer. He was previously the Company’s Executive Vice President, Chief Operating Officer and Chief Financial Officer.

Mr. Markee’s compensation in 2011 decreased year-over-year compared to 2010 because in 2010, Mr. Markee was the Company’s Chief Executive Officer and Chairman of the Board. On April 4, 2011, Mr. Markee became the Company’s Executive Chairman, rather than the Company’s Chief Executive Officer and Chairman. In future filings with the Commission, the Company will clarify the changes in titles and responsibilities for these individuals to comply with the Staff’s Comment 9, as applicable.

*        *        *         *        *        *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 201-624-3431 or by facsimile at 201-624-3824.

Very truly yours,

Vitamin Shoppe, Inc.

/s/ Brenda Galgano
Name: Brenda Galgano
Title: Chief Financial Officer